EXHIBIT 5.1

June 5, 2003

(213) 229-7000	C 03611-00032

(213) 229-7520

K2 Inc.

2051 Palomar Airport Road

Carlsbad, CA 92009

Re:	Post Effective Amendment No. 1 to Form S-4 Registration Statement on Form S-8 Regarding the Options Assumed Pursuant to the Agreement and Plan of Merger with Rawlings Sporting Goods Company, Inc.

Ladies and Gentlemen:

We have acted as counsel to K2 Inc., a Delaware corporation (the “Company”), in connection with the preparation of Post-Effective Amendment No. 1 to the Form S-4 Registration Statement (No. 333-102590) on Form S-8 to be filed with the Securities and Exchange Commission (the “Post-Effective Amendment”) with respect to the registration under the Securities Act of 1933, as amended (the “Act”), of 1,410,472 shares of common stock, par value $1.00 (the “Shares”), of the Company (the “Common Stock”), subject to issuance by the Company upon exercise of options previously granted under the Rawlings Sporting Goods Company, Inc. 1994 Long-Term Incentive Plan, the Rawlings Sporting Goods Company, Inc. 1994 Non-Employee Directors’ Stock Plan, the Rawlings Sporting Goods Company, Inc. 2000 Non-Employee Directors’ Stock Plan and the Amended and Restated Employment Agreement of Stephen M. O’Hara, dated January 7, 2000 (collectively, the “Plans”). The Plans were assumed by the Company pursuant to the terms of the Agreement and Plan of Merger, dated as of December 15, 2002, among the Company, Lara Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company, and Rawlings Sporting Goods Company, Inc., a Delaware corporation.

We have examined the originals or certified copies of such corporate records, certificates of officers of the Company and/or public officials and such other documents and have made such other factual and legal investigations as we have deemed relevant and necessary as the basis for the opinions set forth below. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to

K2 Inc.

June 5, 2003

original documents of all documents submitted to us as conformed or photostatic copies and the authenticity of the originals of such copies.

Based on our examination mentioned above, subject to the assumptions stated above and relying on the statements of fact contained in the documents that we have examined, we are of the opinion that (i) the issuance by the Company of the Shares has been duly authorized and (ii) when issued in accordance with the terms of the Plans, the Shares will be duly and validly issued, fully paid and non-assessable shares of Common Stock.

We are admitted to practice in the State of California, and are not admitted to practice in the State of Delaware. However, for the limited purposes of our opinion set forth above, we are generally familiar with the General Corporation Law of the State of Delaware (the “DGCL”) as presently in effect and have made such inquiries as we consider necessary to render this opinion with respect to a Delaware corporation. This opinion letter is limited to the current federal laws of the United States, the laws of the State of California and, to the limited extent set forth above, the DGCL, as such laws presently exist and to the facts as they presently exist. We express no opinion with respect to the effect or applicability of the laws of any other jurisdiction. We assume no obligation to revise or supplement this opinion letter should the laws of such jurisdiction be changed after the date hereof by legislative action, judicial decision or otherwise.

We hereby consent to the filing of this opinion as an exhibit to the Post-Effective Amendment. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Act or the General Rules and Regulations of the Securities and Exchange Commission.

Very truly yours,

GIBSON, DUNN & CRUTCHER LLP

BPW/JAL/WLW